

PRESS RELEASE

Crescent Point Announces 2021 Budget

December 4, 2020 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its formal 2021 capital expenditures budget and production guidance.

KEY HIGHLIGHTS

- Capital expenditures of $475 to $525 million and annual average production guidance of 108,000 to 112,000 boe/d.
- Disciplined, flexible and returns focused budget fully funded at approximately US$40/bbl WTI.
- Excess cash flow of approximately $150 to $300 million expected in 2021 at US$45/bbl to US$50/bbl WTI with a target reinvestment ratio of less than 75 percent.
- Continued to incorporate ESG initiatives within budgeting process, including emissions reduction and environmental targets.

"We remained disciplined and flexible throughout 2020 and, as a result of our efforts, we are on track to execute our annual program on budget with net debt reduction of approximately $600 million during the year," said Craig Bryksa, President and CEO of Crescent Point. "Our plans for 2021 remain aligned with our returns based capital allocation framework, with a continued focus on further enhancing our balance sheet strength and sustainability. The 2021 budget is designed to position the Company defensively given the current volatility in commodity prices, while also providing exposure to significant excess cash flow generation in a rising oil price environment."

2021 PRODUCTION AND CAPITAL EXPENDITURES BUDGET

Crescent Point's 2021 capital expenditures budget of $475 to $525 million is expected to generate annual average production of 108,000 to 112,000 boe/d. The Company's 2021 capital expenditures budget is reduced in comparison to 2020, highlighting a lower pace of activity, improved capital efficiencies and a moderation in its decline rate to 25 percent from approximately 30 percent.

The majority of Crescent Point's 2021 capital expenditures budget is allocated to its key focus areas in Viewfield, Shaunavon and Flat Lake, which continue to provide attractive risk-adjusted returns. The Company plans to allocate approximately 15 percent of its budget to discretionary long-term projects, such as decline mitigation and continued advancement of its operational technology ("OT") platform which has successfully reduced operating expenses and enhanced environmental, social and governance ("ESG") practices.

Crescent Point is also dedicating incremental funds to proactive environmental stewardship initiatives, including asset retirement, emission reductions, and asset integrity projects. The Company is currently on track to meet or exceed its emissions intensity reduction target of 30 percent by 2025, including a 50 percent reduction in methane emissions, and is finalizing plans to set additional environmental targets.

Approximately 40 percent of the Company's estimated first half 2021 oil and liquids production, net of royalty interest, is currently hedged. These hedges consist primarily of swaps with an average price of approximately CDN$60/bbl. Crescent Point plans to continue to increase its hedge position throughout 2021 and expects to layer on additional protection, in the context of commodity prices. To provide additional flexibility in its capital program throughout the year, approximately 60 percent of the Company's 2021 annual budget has been scheduled for the second half 2021.

EXCESS CASH FLOW AND PRIORITIES

Crescent Point's 2021 budget is fully funded at approximately US$40/bbl WTI. The Company expects to generate approximately $150 million to $300 million of excess cash flow at US$45/bbl to US$50/bbl WTI, and has targeted a reinvestment ratio of less than 75 percent.

Crescent Point will remain disciplined with a focus on sustaining production and maximizing excess cash flow in a higher commodity price environment, with approximately $35 million of funds flow sensitivity for every US$1/bbl change in WTI. The Company plans to initially prioritize its balance sheet with the allocation of its excess cash flow. As market conditions improve, Crescent Point will also evaluate other opportunities to further enhance value, including additional development capital and returning capital to shareholders.

The Company retains significant liquidity with over $2.5 billion of unutilized credit capacity, as at September 30, 2020, with no material near-term senior note debt maturities. Similar to prior years, Crescent Point will remain flexible in the event of lower commodity prices in order to preserve its strong liquidity position.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

2021 BUDGET AND GUIDANCE SUMMARY

Total annual average production (boe/d) % Oil and NGLs	108,000 - 112,000 91%

Development capital expenditures ($ millions) [1]
  Drilling and development (%)
  Facilities and seismic (%)
	$475 - $525
	88%
	12%

(1)   Development capital expenditures excludes approximately $70 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow", "reinvestment ratio" and "net debt". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions).

Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.

Reinvestment ratio is calculated on a percentage basis as development capital and other capital expenditures, which excludes acquisitions and dispositions, plus payments on principal portion of lease liability, divided by adjusted funds flow from operations. Management utilizes reinvestment ratio to assist in guiding its capital allocation framework.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expectation that the Company's 2021 budget will be fully funded at approximately US$40/bbl WTI; the Company's expected excess cash flow generation at US$45/bbl to US$50/bbl WTI and the associated target reinvestment ratio; expected 2021 capital expenditures and 2021 annual average production guidance; the Company's plans to continue to incorporate ESG targets within its budgeting process; the Company's expectation that it will execute its 2020 annual program on budget with net debt reduction of approximately $600 million; the Company's 2021 plan to further enhance its balance sheet strength and sustainability; the significant upside the Company believes it has to potential rising oil prices over 2021; the expected moderation in the Company's decline rate and its expected improved efficiencies in 2021; where the Company expects to spend its 2021 capital budget; the expectation that Viewfield, Shaunavon and Flat Lake will continue to provide attractive risk-adjusted returns; the percentage of the Company's 2021 budget allocated to discretionary long-term projects and the nature of those projects; the Company's plan to dedicate incremental funds to proactive environmental initiatives and the nature of those initiatives; the Company's view that it remains on track to meet or exceed its emissions intensity reduction target; the Company's emissions intensity reduction target of 30 percent by 2025, including a 50 percent reduction in methane emissions; the Company's ongoing efforts to set additional environmental targets; the Company's 2021 hedging plans; the expected timing of the Company's 2021 capital spend; Crescent Point's plan to remain disciplined with a focus on sustaining production and maximizing excess cash flow; the Company's funds flow sensitivity; Crescent Point's initial prioritization of its balance sheet and its plan to evaluate other opportunities to further enhance shareholder value as market conditions improve; and the Company's ability to remain flexible in the event of lower commodity prices and how this flexibility can preserve the Company's liquidity position.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2020 under "Risk Factors", "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed herein and in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2020 under the headings Derivatives", "Liquidity and Capital Resources", "COVID-19", "Critical Accounting Estimates", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; COVID-19; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.